UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: November 13, 2023

MAG Silver Corp.

(SEC File Number: 001-33574)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023
99.2	Management Discussion and Analysis for the three and nine months ended September 30, 2023
99.3	Form 52-109F2 CEO Certification of Interim Filings
99.4	Form 52-109F2 CFO Certification of Interim Filings

Date: November 13, 2023	MAG Silver Corp.

"Jill Neff"
Jill Neff
Corporate Secretary